FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 25, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 25, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides and update including results from the sampling program completed during the 2005 field season on the Mackenzie Project located in central British Columbia.

Item 5.	Full Description of Material Change

The Issuer provides an update on its Mackenzie Gold Project, located in central British Columbia, Canada. The Mackenzie Project consists of five claim blocks aggregating a total of 65,904.476 hectares. The claims lie within a north westerly trending belt measuring approximately 90 km long by an average of 12 km wide.

The Mackenzie Project exhibits many of the characteristics of Sediment Hosted Vein deposit (SHV) districts, global examples include: Bendigo-Balarat, Australia; Muruntau - 80 M oz., Uzbekistan; Sukhoy Log - 20 M oz., and Olympiada, Russia and Macrae's Flat - 5 M oz., New Zealand.

Results from the extensive sampling program completed during the 2005 field season have now been received and interpreted. A total of 2,762 samples comprising: (1) heavy mineral stream sediment concentrates (HMC), (2) BLEG (bulk leach-extractable gold), (3) sieved, stream sediments, and (4) conventional, base-of-slope soils samples were collected and the results interpreted by Discovery Consultants of Vernon, British Columbia. Unfortunately an early snowfall prevented the completion of detailed grid sampling in areas of coincident, anomalous gold values in silt and soil samples.

The sampling program has established the regional nature of the anomalous gold values.  A total of nine source areas have been outlined, the most significant one covering an area of approximately 200 km². Within this area, the bulk of the HMC's are highly anomalous, i.e. greater than 5 - 15 micrograms of gold with a maximum value of 586.4 micrograms of gold.

Similarly, numerous sieved silt samples are anomalous within this large source area, for example, greater than 15 ppb (parts per billion) gold with a large number being in excess of 100 ppb gold (maximum of 1142 ppb gold – see attached maps).  A significant number of gold grains have been picked from heavy mineral concentrate samples by CF Mineral Research Ltd. of Kelowna. Optical and SEM images of selected grains indicate relatively nearby bedrock sources.

While early in the exploration process, Paul Klipfel, an internationally renowned SHV specialist, continues to provide external peer review on the Company’s’ exploration efforts.  His recent findings indicate that all the key characteristics necessary to form a bulk tonnage deposit are present on the property.

Future work will consist of detailed soil sampling grids in addition to prospecting and test pitting of zones of coincident, anomalous gold in silt and soil samples. Field work is expected to begin as soon as regional weather conditions permit, tentatively scheduled to recommence in June, 2006.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Jerry Pogue – Acting President & CEO

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

January 30, 2006